

February 24, 2014

Via E-Mail
Philip J. Young
President and CEO
AmpliPhi Biosciences Corporation
4870 Sadler Road, Suite 300
Glen Allen, Virginia 23060

Re: **AmpliPhi Biosciences Corporation**
        Amendment No. 1 to Registration Statement on Form 10
        Filed February 4, 2014
        File No. 000-23930

Dear Mr. Young:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1. Business
Product Candidates, page 5

1. We note your response to our prior comment 6 and reissue the comment in part. Please revise your disclosure to explain what a p-value is and what it measures at your first reference.

Anti-Infective Treatments with Bacteriophages, page 10

2. We note your response to prior comment 13 and reissue the comment in part. Please revise your disclosure to identify the current development status of the study started by the Polish Academy of Sciences in 2005. Please also revise your disclosure to identify how the study conducted by the Polish Academy of Sciences and the study sponsored by the European Union suggest that phage therapy shows promise for treating infectious

diseases. In this regard, please discuss how the specific results of these studies support your stated conclusion.

Sale of Assets to Celladon Corporation, page 16

3. We note your revised disclosure in response to our prior comment 16 and reissue the comment in part. Please revise your disclosure to disclose the $0.3 million sublicense fee received in May 2013. Please also discuss the extent to which Celladon has an on-going obligation to provide future sublicense payments and, if so, the circumstances in which further payments may be required.

Intellectual Property, page 16

4. We note your response to prior comment 16. Please revise the description of your license agreement with the U.K. Health Protection Agency to identify the duration of the agreement and the circumstances in which it may be terminated by the parties to the agreement.

Item 15. Financial Statements and Exhibits
Consolidated Financial Statements For The Years Ended December 31, 2012 and 2011

7. Stock Options and Warrants, page F-10

5. Comment 31 requested you to tell us how you accounted for each issuance of warrants (including those accounted for as equity) so we repeat that request. Also disclose the fair value recognized for the warrants accounted for as equity and disclose the assumptions used to determine fair value.

Report of Independent Registered Public Accounting Firm, page F-14

6. Please explain to us why your accountants did not make reference to correction of all the errors in your restated financial statements in their report. Clarify use of the term "misstatement".

Consolidated Statements of Stockholders' Equity (Deficit), page F-17

7. Please explain your accounting for the $3.4 million added to stockholders' equity and goodwill for shares held in escrow for the SPH Holdings acquisition.

9. Business Combinations, page F-27

8. Refer to your response to our prior comment 34 regarding your purchase of Biocontrol Limited on January 6, 2011 for $8.584 million and Special Phage Services on November 9, 2012 for $7.2 million. You indicate that you did acquire know-how, patents and phage libraries but were unable to determine fair value of these intangible assets. In explaining your accounting for these two transactions:

- State specifically what assets were acquired.
- Tell us how AmpliPhi is using the acquired assets in its R&D processes to develop bacteriophage-based products and whether the assets have alternative future uses.
- Tell us what information was used by AmpliPhi in determining how much to pay for the acquired companies.
- In not determining the fair value of the know-how, patents and phage libraries, and thus allocating 100% of the acquisition price to goodwill, tell us how you complied with the guidance in ASC 805-20-20 which states that an asset is identifiable if it meets either of the following criteria:
  - o It is separable, that is, capable of being separated or divided from the entity and sold, transferred, licensed, rented, or exchanged, either individually or together with a related contract, identifiable asset, or liability, regardless of whether the entity intends to do so.
  - o It arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations.

  Whereas goodwill is defined in ASC 805-20-20 as an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized.
- Explain why you did not recognize any in-process research and development assets. Tell us if you referred to the AICPA Guide *Assets Acquired in a Business Combination to Be Used in Research and Development Activities: A Focus on Software, Electronic Devices, and Pharmaceutical Industries in determining your accounting.*
- Tell us how many full time employees, including management, the acquired businesses had when you acquired them and how many were retained by AmpliPhi.

9. With regard to your response to comment 35, tell us why two years of financial statements for SPH Holdings are not required by Rule 8-04 of Regulation S-X.

<u>12. Correction of an Error, page F-29</u>

      10. Please amend your filing to include the required format and disclosures provided in ASC 250-10-50 paragraphs 7 through 11 for error corrections. Mark those columns restated as "restated" on the face of the financial statements.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      You may contact James Peklenk at (202) 551-3661 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Amy Reischauer at (202) 551-3793, Bryan Pitko at (202) 551-3203, or me at (202) 551-3715 with any other questions.

                                          Sincerely,

                                          /s/ *Bryan J. Pitko* for

                                          Jeffrey P. Riedler
                                          Assistant Director

cc: <u>Via E-Mail</u>
        Stephen B. Thau
        Morrison & Foerster LLP
        755 Page Mill Road
        Palo Alto, CA 94304-1018